UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-14793

(Check One): [   ] Form 10-K  [   ] Form 10-KSB [   ] Form 20-F [   ] Form 11-K [X] Form 10-QSB [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: March 31, 2006

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR For the Transition Period Ended:

        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

          Full Name of Registrant

TEKNOWLEDGE CORPORATION

Address of Principal Executive Office (Street and Number)

1800 Embarcadero Road, Palo Alto, California 94303

PART II-RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

            PART III NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Registrant was unable to file its Form 10-QSB within the prescribed time for the period ending March 31, 2006 for the following reasons: The Registrant has been unable to compile all pertinent information to complete the quarterly report or provide the Registrant’s accountant with all of the accounting information necessary to review the quarterly report. The Registrant could not have completed the review of its financial statements within the prescribed time without unreasonable effort or expense.

            PART IV OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

      Ted Poulter, Financial Reporting Manager (650) 494-5418

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes                    [   ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes                    [   ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        During Q1 2006, The Company experienced a decrease in net income from Q1 of 2005. Teknowledge completed a patent settlement in Q1 of 2005.  In addition, revenues were down in Q1 of 2006 compared to Q1 of 2005, due primarily to two factors: (1) the sale of the TekPortal asset to Intuit Inc. in August of 2005, and (2) a decrease in government sponsored R&D due to contracts ending in 2005 that were not replaced by new contracts. The Company and its accountants are reviewing the final numbers during the extension period.

TEKNOWLEDGE CORPORATION

(Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: May 15, 2006

/s/ Neil Jacobstein
Neil A. Jacobstein

Chairman of the Board of Directors and Chief Executive Officer